Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2023

May 26, 2023

This Management’s Discussion and Analysis (this “MD&A”) of Premium Nickel Resources Ltd. (formerly, North American Nickel Inc.) (“Premium Nickel Resources”, the “Company” or “PNRL”) has been prepared with all information available up to and including May 26, 2023. This MD&A is intended to assist the reader to assess material changes in the financial condition of the Company between March 31, 2023 and December 31, 2022, and the results of operations for the three months ended March 31, 2023 (“Q1 2023”) and for the three months ended March 31, 2022 (“Q1 2022”).This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements, including the accompanying notes thereto, for the three months ended March 31, 2023 and with the Company’s audited consolidated financial statements, including the accompanying notes thereto, for the fiscal year ended December 31, 2022 (“FY 2022” or the “Annual Financial Statements”).

The Financial Statements and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”).

In this MD&A, unless the context otherwise requires, references to the Company, PNRL or Premium Nickel Resources refer to Premium Nickel Resources Ltd. and its consolidated subsidiaries. All monetary amounts in the discussion are expressed in Canadian dollars unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below). Information regarding the adequacy of cash resources of the Company to carry out its exploration and re-development programs or the need for future financing is considered to be forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language in this MD&A. Readers are cautioned to refer to the disclosure in this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with Form 51-102F1 adopted by the Canadian Securities Administration and has been approved by the Board of Directors of the Company.

Readers are also encouraged to read the other public filings of Premium Nickel Resources, which are available on SEDAR (www.sedar.com) under Premium Nickel Resources’ issuer profile. Other pertinent information about the Company can be found on the Company’s website (https://premiumnickelresources.ca/).

Company Overview

Premium Nickel Resources Ltd. is the continuing company following a reverse takeover transaction completed on August 3, 2022 between the former TSX Venture Exchange listed company, North American Nickel Inc. (“NAN”), and private Canadian company Premium Nickel Resources Corporation (“PNRC”). Premium Nickel Resources Ltd. is headquartered in Toronto, Ontario, Canada, and the Company is publicly traded on the TSX Venture Exchange under the symbol “PNRL”.

PNRL’s global strategy is to identify high quality nickel-copper-cobalt-platinum group elements (“Ni-Cu-Co-PGE”) projects and acquire opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource legislation as well as strong rule-of-law. The current portfolio includes global projects in Botswana, Greenland, Canada and Morocco, with the projects in Botswana being the Company’s significant assets.

Currently, the Company’s principal business activity is the exploration and development of PNRL’s flagship asset, the Selebi Ni-Cu-Co sulphide mine in Botswana and, separately, the Company’s Selkirk Ni-Cu- -PGE sulphide mine, also in Botswana.

1 | PNRL / Q1 2023

Summary of Activities

The Selebi and Selkirk deposits are permitted with 10-year mining licences and benefit from significant local infrastructure. The Company’s flagship Selebi mine includes two operational shafts, the Selebi and Selebi North shafts (together, the “Selebi Mine”) and related infrastructure such as rail, power and roads (together with the Selebi Mine, the “Selebi Assets”).

PNRL concluded the 2022 exploration and drilling program at the Selebi Mine in January 2023. This initial drilling program was focused on an area at the western down dip edge of the historic 2016 South African Mineral Resource Committee (“SAMREC”) resource estimate. The primary objective of this first phase of surface drilling and borehole electromagnetics (“BHEM”) program at Selebi was to provide the Company with the relevant information to demonstrate that the mine horizons could be well mineralized beyond the limits of legacy production, and to support the transition to underground resource drilling at both the Selebi North and Selebi deposits.

The BHEM data acquired as of the date of this report demonstrates that there are multiple sizable anomalies detected on the northern extension of the Selebi Mine. Additionally, the results of the drilling, in conjunction with the BHEM program, have provided compelling evidence that the Selebi and Selebi North deposits are part of a large mineralized system, with multiple mineralized horizons present across the three kilometre area between the Selebi historical mine workings to the south and the Selebi North historical mine workings to the north.

The Company sees significant potential for expanding the resource estimate from the 2016 SAMREC code-compliant historic estimate (see “Historical Estimate”). In 2023, PNRL is planning to undertake a combination of resource and continued exploration drilling at the Selebi Mine to demonstrate the size potential of the Selebi Mine mineral system and ultimately establish a maiden mineral resource estimate prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as well as completing a preliminary economic assessment. The exploration drilling will be on-going, and the resource drilling at the Selebi Mine is expected to start underground from the Selebi North shaft in July 2023. Upon completion of the underground development program at Selebi North, the Company will extend the 810 exploration drift towards Selebi to facilitate future underground exploration drilling of the untested area between Selebi North and Selebi. The Company’s primary objective is to prepare NI 43-101 compliant mineral resource estimates which are targeted for completion at Selebi North in Q1 2024, which will be followed by an updated mineral resource estimates and preliminary economic assessment in Q3 2024.

Concurrently, PNRL will continue its work at the Selkirk mine (the “Selkirk Mine”) and its surrounding prospecting licences, which is the Company’s second asset in Botswana, located approximately 75 kilometres north of the Selebi Mine. The focus of this work will be to understand the legacy work done by previous owners, which had advanced Selkirk to a bankable feasibility study for redevelopment as an open-pit mine. The Company plans to include drilling, geoscience and metallurgical work to support a mineral resource estimate prepared under NI 43-101 as well as a preliminary economic assessment on the project. Additionally, the Company is pursuing an alternative ore processing and tailings management strategy to those used in previous economic studies.

Corporate Social Responsibility

PNRL is committed to conducting its business in a socially responsible and sustainable manner, with a focus on environmental stewardship, health and safety, community engagement and ethical conduct. The Company has established policies and procedures to ensure compliance with applicable laws and regulations, as well as industry standards for responsible mining. PNRL recognizes the importance of stakeholder engagement and works closely with local communities, indigenous groups and other stakeholders to ensure their concerns and perspectives are heard and addressed.

Highlights and Key Developments During Q1 2023 and to Date:

●	The Company began trading on the OTCQX Best Market at the open of the market on January 20, 2023 under the symbol “PNRLF”.

●	The Company reported additional assay results from its 2022 drilling program at its Selebi Mine.

2 | PNRL / Q1 2023

●	Under the terms of the Company’s promissory note (the “Promissory Note”) with it’s lender Pinnacle Island LP (the “Lender”), the Company extended the maturity date of the Promissory Note from February 23, 2023 to March 22, 2023. On March 17, 2023, the Company entered into an amended and restated promissory note (the “A&R Promissory Note”) extending the maturity date from March 22, 2023 to November 24, 2023. In connection with the entering into of the A&R Promissory Note, the Company paid a fee of $225,000 and issued 350,000 non-transferrable common share purchase warrants to the Lender (the original 119,229 warrants originally issued in connection with the Promissory Note were cancelled). Each warrant is exercisable to acquire one common share of the Company at a price of $1.75 per common share for a period of one year from date of the A&R Promissory Note. Refer to the unaudited condensed interim consolidated financial statements (Note 8 – Promissory Note) for further details of the impact of the bridge loan financing.

●	On February 24, 2023, the Company closed a “best efforts” brokered private placement offering under which 4,437,184 common shares of the Company were issued at a price of $1.75 per common share for gross proceeds of $7,765,072.00. Paradigm Capital Inc. acted as lead agent and sole bookrunner of the offering, on behalf of a syndicate of agents. In connection with the offering, the Company: (a) paid to the agents a cash commission equal to 6% of the gross proceeds (other than on certain president’s list purchasers on which a cash commission of 3% was paid); and (b) issued to the agents that number of non-transferable broker warrants of the Company as is equal to 6% of the number of common shares sold under the offering (other than on common shares issued to president’s list purchasers on which broker warrants equal to 3% were issued). Each broker warrant is exercisable to acquire one common share at an exercise price of $1.75 per common share until February 24, 2025.

●	The Company strengthened its management team and Board of Directors with the addition of key personnel in mining operations, finance and corporate governance.

●	On April 12, 2023, the Company filed a technical report in accordance with NI 43-101 for the Company’s Selkirk Mine.

●	On April 13, 2023, the Company extended the expiry date of a total of 643,299 common share purchase warrants of the Company from April 16, 2023 to October 16, 2023.

Selebi Mine, Botswana

The Selebi Mine was acquired on January 31, 2022 through an asset purchase agreement with the liquidator of BCL. The Selebi Mine is comprised of a single mining licence covering an area of 11,504 hectares located near the town of Selebi Phikwe, approximately 150 kilometres southeast of the city of Francistown, and 410 kilometres northeast of the national capital Gaborone. The Selebi Mine includes two operational shafts (Selebi and Selebi North with a total combined capacity of 5,100 tons per day) as well as all related surface (rail, power and roads) and underground infrastructures. The Selebi deposit began production in 1980 and Selebi North began production in 1990. Mining terminated at both operations in 2016 due to weak global commodity prices and a failure in the separate Phikwe smelter processing facility. The BCL assets were subsequently placed under liquidation in 2017.

At the time of liquidation, SAMREC compliant mineral resources within the Selebi Mine were reported as in-situ and depleted for mining as of December 31, 2016 (see “Historical Estimate”). These historical measured and indicated mineral resources used a nickel equivalent (NiEq)1 cut-off grade of 0.4% and were estimated to total 17.83 Mt at grades of 0.87% Ni and 1.42% Cu containing 155, 000 tonnes (t) Ni and 253,000 t Cu. Historical inferred mineral resources were estimated to total 15.34 Mt at grades of 0.71% Ni and 0.89% Cu containing 109,000 t Ni and 136,000 t Cu. Nickel and copper prices used were US$8.00/lb. Ni and US$3.00/lb. Cu, respectively. This estimate, which has not been prepared in accordance with NI 43-101, is considered to be historical in nature and should not be relied upon. However, management believes that it could be indicative of the presence of mineralization on the Selebi Mine property. A qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and the Company is not treating the historical mineral estimates as current mineral resource estimates. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

Exploration and Development Activities

The Company initiated a drilling program in March 2022, with holes targeting the area down plunge of Selebi Mine workings. Concurrent with the drill program, data compilation and verification continued. The program of re-opening historic holes that began in October 2021 is ongoing and up to three drills have been cleaning historic holes to facilitate the collection of new gyro and BHEM geophysical data. Collars of drillholes have been located using a differential Global Positioning System (“DGPS”). An initial downhole program of televiewer and physical property logging has also been completed to support the creation of a structural model. Level plans were digitized, and after significant effort, the Company now has a 3D model of the Selebi and Selebi North underground infrastructure. The gathering of geological information to build a 3D model is ongoing. Information from handwritten drill logs was merged into the BCL drill hole database, and the historic core is being re-logged.

1 The NiEq cut-off grade was based on a ratio of nickel and copper prices where NiEq = %Ni + (Cu price/Ni price)*%Cu.

3 | PNRL / Q1 2023

Mitchell Drilling completed the 2022 drill program on January 23, 2023 completing a total of 15,074.36 metres, including 707.40 metres of rotary air blast drilling which served as a test of the technology’s capacity to expedite the initial 1,000 meters of drilling. A total of nine new holes and the extension of one historic hole have reached target depth and intersected mineralized amphibolite; assay results from nine of these holes have been received from ALS Chemex laboratories in South Africa and results have been released, including results from two holes released in Q1 2023. The assay results from the final hole, SMD-22-012, are currently at the ALS Chemex laboratories in South Africa.

Discovery drilling continues to ream open historic holes to facilitate gyro and BHEM surveys. A total of 48 historic holes have been opened and surveyed with gyro, and BHEM surveys have been completed in 53 new and historic holes.

The results from the drilling and geophysical surveys indicate that there is structural thickening at the western down-dip extent of the mineralized amphibolite, and drilling continues in this area to define the plunge and extent of this mineralization.

In addition to this work, additional DGPS surveys were completed, and additional historic data is being added to the drilling database. Additionally, metallurgical studies are ongoing at SGS Lakefield to understand the nickel losses in the concentrate. The final report is expected in late May 2023.

During the three months ended March 31, 2023, the Company incurred $4,318,552 in exploration expenditures on the Selebi Assets (March 31, 2022- $11,616,997).

Outlook – Exploration and Development

The proposed work plan for the Selebi Mine includes underground drilling at Selebi North, expected to commence in July 2023. Drilling will be ongoing for up to 9 months, with the specific objective of delivering an NI 43-101 compliant mineral resource estimate for the Selebi Mine as well as a preliminary economic assessment by Q3 2024. During that time, data compilation and verification efforts will continue, with additional hole re-openings, downhole gyro, BHEM and televiewer surveys, digitization of historic data, re-logging of historic core and updating of the 3D geological and structural model. In addition to this work, additional metallurgical samples will be collected and sent for detailed studies. The underground infrastructure at Selebi North is currently being upgraded to support the underground drilling program as well as to improve health & safety. Upon completion of the underground development program at Selebi North, the Company will extend the 810 exploration drift toward Selebi to facilitate future underground exploration drilling of the untested area between Selebi North and Selebi.

Selkirk Mine, Botswana

The Selkirk Mine was acquired in August 2022 through an asset purchase agreement with the Liquidator of TNMC. The Selkirk property consists of a single mining licence covering an area of approximately 14.6 square kilometres and four prospecting licences cover 126.7 square kilometres. The project is situated 28 kilometres south-east of the town of Francistown, and 75 kilometres north of the Selebi Mine.

Exploration and Development Activities

The Company has been carrying out due diligence on the Selkirk Mine since 2021. The results of the data verification efforts include examination and sampling of mineralized drill core, sampling from underground workings, collecting DGPS coordinates of drill collars and quality assessment of information in databases.

During the Selkirk core review, five unsampled HQ sized core (63.5 millimeters) holes, drilled immediately prior to the closure of operations by TNMC, were identified. These five holes were taken to the core processing facility at Phikwe, where they were sampled in approximately 1 metre intervals, bagged and sent for assays. A total of 56 samples from DSLK278 used for metallurgical testing were analyzed at SGS Canada for nickel and copper and pulps were sent to ALS in Vancouver for a full suite of analyses. The remaining 1010 core samples were sent to ALS Global in Johannesburg for analyses. Results were reported in Q3 and Q4, 2022.

4 | PNRL / Q1 2023

In 2022, the Company also completed a concept level metallurgical study to assess if readily marketable copper and nickel concentrates could be produced and, if so, at what metal recovery levels. The Selkirk test program was carried out at SGS Canada in Lakefield, Ontario and followed a similar program conducted on samples from the Selebi Mine, which demonstrated potential for these metallurgical objectives to be achieved. The source of the material was previously unsampled HQ sized drill core from 2016 drill hole DSLK278, positioned 50m from historic mine workings. In the latter half of 2022, the Company’s due diligence efforts identified two distinct nickel tenor domains, and four variability metallurgical samples were sent to SGS Canada Lakefield in December 2022. Metallurgical test work on the samples began in Q1 2023 and is expected to be completed in May 2023.

The Company filed a technical report, in accordance with NI 43-101, for the Selkirk Mine on April 12, 2023.

During the three months ended March 31, 2023, the Company incurred $189,877 in exploration expenditures on the Selkirk assets (March 31, 2022 - $nil).

Outlook – Exploration and Development

The Company has proposed a work plan at the Selkirk Mine that includes drilling to better define the existing resources and a search for additional resources, the development of a 3-D geological and structural model and the completion of additional metallurgical studies focused on improving recoveries.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Maniitsoq project is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. The property is located 100 kilometres north of Nuuk, the capital of Greenland, and is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The Company acquired the Maniitsoq project in 2011 due to its potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The Maniitsoq property consists of three exploration licences, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively, and the Carbonatite property No. 2018/21 (63 square kilometres), and a prospecting licence, No. 2020/05, for West Greenland. The Greenland properties have no mineral resources or reserves.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023, at which time a reduction in the size of the property will be required. Prospecting licence 2011/54 expired in December 31, 2022 and the Company has applied for its renewal. The prospecting licence is in effect until December 31, 2024.

Exploration and Development Activities

No exploration work was carried out in Greenland 2022. Remaining targets were reviewed and prioritized in preparation for a potential field program in 2023. A quote is pending for computer assisted target generation.

Prior to the closing of the RTO on August 3, 2022, the Maniitsoq property had a book value of $36,692,516. As the transaction is accounted for as a capital transaction with NAN being identified as the accounting acquiree, the net assets of NAN were measured at fair value. Upon the completion of the RTO, the Company has switched its focus to development of the Botswana assets with the result that limited resources (management time, capital, etc.) have since been allocated or will be allocated to the Greenland assets. Management believes that facts and circumstances exist to suggest that the carrying amount of the Maniitsoq property at August 3, 2022 exceeds its fair value. As a result, the carrying value of the Greenland assets has been reduced to nil as of August 3, 2022, for a total impairment of $36,692,516.

During the three months ended March 31, 2023, the Company incurred $21,501 in exploration expenditure on the Maniitsoq property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 licences. These expenditures were recorded as general exploration expense in the unaudited condensed interim consolidated statements of comprehensive loss.

5 | PNRL / Q1 2023

Canadian Nickel Projects - Sudbury, Ontario

Post Creek Property

The Post Creek property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 73 unpatented mining claim cells in two separate blocks, covering a total area of 912 hectares held by the Company. The Company acquired the property through an option agreement in April 2010, subsequently amended in March 2013. As at the date of this MD&A, the Company holds a 100% interest in the Post Creek property and is obligated to pay advances on a net smelter return of $10,000 per annum, which will be deducted from any payments to be made under the net smelter return.

The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke and Footwall deposits and accounts for a significant portion of all ore mined in the Sudbury nickel district and, as such, represents favourable exploration targets. Key lithologies are Quartz Diorite and metabreccia related to offset dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

No exploration work was completed in 2022 on the Post Creek Property. The claims have sufficient work credits to keep them in good standing until 2025.

Halcyon Property

The Halcyon property is located 35 kilometres northeast of Sudbury in the Parkin and Aylmer townships, and consists of 63 unpatented mining cells for a total of 864 hectares. Halcyon is adjacent to the Post Creek property and is approximately 2 kilometres north of the producing Podolsky Mine of FNX Mining. The property was acquired through an option agreement and as at the date of this MD&A, the Company holds a 100% interest in the Halcyon property and is obligated to pay advances on a net smelter return of $8,000 per annum, which will be deducted from any payments to be made under the net smelter return.

No exploration work was completed on the Halcyon Property in 2022. The claims are in good standing through 2025.

Quetico Property

The Quetico Property is located within the Thunder Bay Mining District of Ontario and consists of 99 claim cells in two blocks. Cells were acquired to assess: (a) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event; and (b) the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions.

No work was carried out on the Property in 2022. Of the 99 claims, 46 claims expired in April 2023, with the remaining in good standing until April 2024.

Just prior to the finalization of the RTO, the Canadian assets had a book value of $2,535,873. However, this amount has been completely written off as of August 3, 2022, which coincided with the closing date of the RTO. This decision was made due to the company’s shift in focus towards the development of the Botswana assets. Consequently, the allocation of management time and capital resources to the Canadian assets has been limited, both in the past and moving forward.. During the period from August 3 to December 31, 2022, the Company incurred an additional $21,739 in exploration and licence related expenditures for the Canadian properties and the expenditures were recorded as general exploration expense in the consolidated statements of comprehensive loss.

During the three months ended March 31, 2023, the Company incurred $7,710 in acquisition and exploration related costs related to the Post Creek, Halcyon and Quetico properties. The costs were recorded as general exploration expense in the consolidated statements of comprehensive loss.

High Atlas Project

The High Atlas Property includes four permits acquired in December 2021 and one permit acquired in February 2022. The property is located in the high Atlas Mountains of Morocco. Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 kilometres. The intrusions are host to three major nickel-copper occurrences and another ten minor occurrences. There is no modern geophysical coverage and no drilling on the property.

6 | PNRL / Q1 2023

In October 2022, the Company and ONHYM decided not to pursue the joint venture discussions that initially set out the general framework of a joint venture for the exploration and consolidation of permits owned by ONHYM in the Imilchil region.

No exploration work was carried out in 2022.

The exploration and licence related expenditures for the project are recorded as property investigation expense in the consolidated statements of comprehensive loss. The Company has spent $nil on the project during the period from August 3 to December 31, 2022 and $3,318 during the three months ended March 31, 2023.

Financial Capability

The Company is an exploration and re-development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the establishment of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and the ability of the Company to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of Q1 2023, the Company had a working capital deficiency of $6,085,204 (FY 2022 - $6,024,026 negative working capital) and reported accumulated deficit of $80,478,189 (FY 2022 - $78,092,605). At the end of Q1 2023, the Company required additional funds to continue its planned operations and meet its obligations.

As at March 31, 2023, the Company had $5,314,247 in available cash (March 31, 2022— $4,426,768). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

On February 24, 2023, the Company announced it had closed its previously-announced “best efforts” brokered private placement offering under which 4,437,184 common shares of the Company were issued at a price of $1.75 per common share for gross proceeds of $7,765,072.

Selected Financial Information

The following amounts are derived from the Company’s unaudited condensed interim consolidated financial statements prepared under IFRS.

In Canadian dollars, except per share amounts	March 31, 2023	March 31, 2022
Net profit (loss)	(2,385,584)	(23,229,731)
Basic profit (loss) per share	(0.03)	(0.30)
Dividends declared	-	-
Share capital	98,134,854	19,849,780
Common shares issued	120,958,527	82,106,977
Weighted average shares outstanding	118,246,915	78,398,422
Total assets	46,106,523	21,186,683
Non-current financial liabilities	2,005,653	28,838,409
Investment in exploration and evaluation assets	36,332,411	14,716,923

Overall Performance and Results of Operations

Net loss of $2,385,584 in Q1 2023 was lower by $20,844,147 compared to a loss of $23,229,731 in Q1 2022. The larger loss in Q1 2022 mainly resulted from an increase in fair value of the 15% warrant ($19,712,297) recorded in Q1 2022.

7 | PNRL / Q1 2023

Total Assets

Total assets during Q1 2023 increased by a net amount of $4,449,525 from the end of FY 2022. The change is mainly attributable to an increase in exploration and evaluation assets of $4,508,429 and an increase in cash of $151,256, offset by a decrease in property, plant and equipment of $109,642 and a decrease in prepaid expenses and other receivables of $100,518.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates to the acquisition and evaluation of the Selebi Assets and the Selkirk Mine. As at March 31, 2023, the recorded amount of the Company’s exploration and evaluation assets increased by $21,615,488 compared to $14,716,923 as at March 31, 2022. Principal factors contributing to this change were expenditures related to the acquisition and evaluation of the Selebi Assets and increased exploration activities on the Selebi Assets and the Selkirk Assets following the closing of the acquisitions and completion of the RTO.

Quarterly Results of Operations

All amounts in table are expressed in thousands of CDN dollars, except shares and per share amounts	2023 1st quarter	2022 4th quarter	2022 3rd quarter (restated)	2022 2nd quarter
Statement of Comprehensive Loss

Net loss	(2,385)	(2,875)	(9,300)	(983)
Net loss per share - basic and diluted	0.03	(0.02)	(0.09)	(0.04)

Statement of Financial Position

Cash	5,314	5,162	5,757	1,321
Total assets	46,107	41,657	35,367	41,859
Net assets	31,327	27,188	29,038	40,210
Share capital	98,166	91,176	89,667	93,970
Common shares issued	120,958,527	116,521,343	115,442,343	26,774,006
Weighted average shares outstanding	118,246,915	115,968,168	105,842,672	26,774,006

8 | PNRL / Q1 2023

All amounts in table are expressed in thousands of CDN dollars, except shares and per share amounts	2022 1st quarter	2021 4th quarter	2021 3rd quarter	2021 2nd quarter
Statement of Comprehensive Loss

Net loss	(390)	2,214	236	421
Net loss per share - basic and diluted	(0.01)	0.09	0.01	0.02

Statement of Financial Position

Cash	690	1,973	1,322	1,936
Total assets	41,970	41,683	41,298	41,486
Net assets	41,193	41,203	40,676	40,876
Share capital	93,970	93,451	91,607	91,827
Common shares issued	26,774,006	26,240,925	24,969,866	24,889,866
Weighted average shares outstanding	26,647,885	25,653,156	24,914,214	23,945,386

Note: Prior to the RTO, PNRC was a private company and no quarterly financial statements were prepared and published. The amounts in the above table from 2021 2nd quarter to 2022 2nd quarter are those of NAN, and are based on the information contained in the financial statements of NAN for the applicable periods, which are available on SEDAR (www.sedar.com) under the Company’s issuer profile.

Three Months Ended March 31, 2023 and March 31, 2022

The Company incurred a net loss of $2,385,584 in Q1 2023, lower by $20,844,147 compared to a net loss of $23,229,731 in Q1 2022. Net loss of $2,385,584 in Q1 2023 was lower by $20,844,147 compared to a loss of $23,229,731 in Q1 2022. The larger loss in Q1 2022 mainly resulted from an increase in fair value of the 15% warrant ($19,712,297) recorded in Q1 2022.

The following lower expenditures in Q1 2023 compared to Q1 2022 also contributed to the lower Q1 2023 loss:

●	Share-based payment relating to options issuance was $nil in Q1 2023 compared to $2,593,095 in Q1 2022.

●	Advisory and consultancy fees were $4,585 and were lower by $187,182 compared to $191,767 incurred in Q1 2022. Higher costs in Q1 2022 were due to increased activities in Botswana and Barbados upon the closing of the Selebi and Selkirk acquisitions in January and August 2022, respectively.

●	Due diligence related expenditures totalled $nil in Q1 2023 compared to costs of $4,797 in Q1 2022.

The lower loss in Q1 2023 was partially offset by the following higher expenditures in Q1 2023 compared to Q1 2022:

●	Corporate and administrative expenses of $1,050,753 were higher by $832,600 compared to $218,153 in Q1 2022. Increased operating activities related to Botswana and corporate activities relating to financing were the key contributing factors to higher costs in Q1 2023.

●	Management fees were $802,074 in Q1 2023 and were higher by $303,100 compared to $498,974 in Q1 2022. This increase is a direct result of operational activities in Botswana following the purchase of the Selebi Assets and the Selkirk Mine, an increase in the fees payable to management as well as costs related to the management of the Company’s subsidiaries in Barbados.

●	Interest costs were $200,834 in Q1 2023 compared to $nil in Q1 2022. The interest costs related to the A&R Promissory Note as well as the interest charged on the lease liability associated with the acquisition of the Syringa Lodge.

●	Bank charges net of interest earned on bank deposits was $49,939 in Q1 2023 and was higher by $48,476 compared to $1,463 in Q1 2022.

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●	Depreciation expense was $45,762 during Q1 2023 compared to $nil in Q1 2022.

●	General exploration expenditures were $43,939 during Q1 2023 compared to $nil in Q1 2022 and related to exploration expenditures on the Greenland, Canada and Morocco assets.

●	Foreign exchange loss totaled $30,416 during Q1 2023 and was higher by $21,231 compared to a loss of $9,185 in Q1 2022. The loss in Q1 2023 was due to the increased volume in transactions denominated in foreign currencies and fluctuations in foreign exchange rates.

Financing

On February 24, 2023, the Company closed its previously-announced “best efforts” brokered private placement offering under which 4,437,184 common shares of the Company were issued at a price of $1.75 per common share for gross proceeds of $7,765,072.00 through a syndicate of agents. In connection with the offering, the Company: (a) paid to the agents a cash commission equal to 6% of the gross proceeds (other than on certain president’s list purchasers on which a cash commission of 3% was paid); and (b) issued to the agents that number of non-transferable broker warrants of the Company as is equal to 6% of the number of common shares sold under the offering (other than on common shares issued to president’s list purchasers on which broker warrants equal to 3% were issued). Each broker warrant is exercisable to acquire one common share at an exercise price of $1.75 per common share until February 24, 2025. A total of 221,448 broker warrants were issued to the agents under the private placement.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity, royalty/streaming transactions and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing work program at the Selebi Mine (as more particularly described in the Selebi Technical Report and Appendix “C” – Information Concerning PNR in the Form 3D2, Information Required in a Filing Statement for a Reverse Takeover or Change of Business (the “Filing Statement”) prepared in accordance with the policies of the TSX Venture Exchange, a copy of which is available on SEDAR (www.sedar.com) under Premium Nickel Resources’ issuer profile), general corporate and administrative costs and to service the Company’s current trade and other payables.

As at March 31, 2023, the Company had $5,314,247 in available cash. On February 24, 2023, the Company closed its previously-announced “best efforts” brokered private placement offering under which 4,437,184 common shares of the Company were issued at a price of $1.75 per common share for gross proceeds of $7,765,072. The proceeds from the offering were deployed as contemplated with no material variances.

Working Capital

As at March 31, 2023, the Company had a negative working capital of $6,085,204 (December 31, 2022 – $6,024,026), calculated as total current assets less total current liabilities. The decrease in working capital is mainly due to increase in cash and other current assets, offset by an increase in accounts payable and accrued liabilities and promissory note payable.

Going Concern

As at March 31, 2023, the Company had accumulated losses totaling $80,478,189. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure that the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

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The properties in which the Company currently has an interest are in the exploration and evaluation stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Selebi Assets

As per the Selebi asset purchase agreement (the “Selebi APA”), the aggregate purchase price payable to the seller for the Selebi Assets is the sum of US$56,750,000 which amount shall be paid in three instalments:

●	US$1,750,000 payable on the closing date. This payment has been made.

●	US$25,000,000 upon the earlier of: (a) approval by the Ministry of Mineral Resources, Green Technology and Energy Security (“MMRGTES”) of the Company’s Section 42 and Section 43 applications (further extension of the mining licence and conversion of the mining licence into an operating licence respectively); and (b) on the expiry date of the study phase, January 31, 2025, which can be extended for one year.

●	The third instalment of $30,000,000 is payable on the completion of mine construction and production start-up by the Company on or before January 31, 2030, but not later than four years after the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 applications.

●	Payment of care and maintenance funding contribution in respect of the Selebi Assets for a total of US$5,178,747 from March 22, 2021 to the closing date. This payment has been made.

As per the term and conditions of the Selebi APA, the Company has the option to cancel the second and third payments and give back the Selebi Assets to the liquidator in the event where the exploration program determines that the Selebi Assets are not economical. The Company also has an option to pay in advance the second and third payments in the event where the exploration program determines that the Selebi Assets are economical. The Company’s accounting policy, as permitted by IAS 16 – Property, Plant and Equipment, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of March 31, 2023, none of the conditions of the second and third instalment are met. Hence, these amounts are not accrued in the unaudited condensed interim consolidated financial statements.

In addition to the Selebi APA, the purchase of the Selebi Assets is also subject to a contingent compensation agreement as well as a royalty agreement with the liquidator.

Selkirk Assets

In regard to the Selkirk assets (the Selkirk Mine and related infrastructures), the purchase agreement does not provide for a purchase price or initial payment for the purchase of the assets. The Selkirk purchase agreement provides that if the Company elects to develop Selkirk first, the payment of the second Selebi instalment of US$25 million would be upon the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 applications (further extension of the Selkirk mining licence (years) and conversion of the Selkirk mining licence into an operating licence respectively). For the third Selebi instalment of US$30 million, if Selkirk were commissioned earlier than Selebi, the payment would trigger on Selkirk’s commission date.

Right-of-Use Assets

On July 9, 2022, the Company executed a sales agreement with Tuli Tourism Pty Ltd. (“Tuli”) for the Syringa Lodge (the “Lodge”) in Botswana and obtained possession of the property in August 2022. Pursuant to the sales agreement, the aggregate purchase price payable to the Seller is $3,213,404. A deposit of $482,011 was paid on August 17, 2022. The balance is payable into two instalments of $1,365,697 on August 1, 2023 and August 1, 2024. In addition to the above purchase price, the Company will pay to Tuli agreed interest in twelve equal monthly instalments of $13,657 each, followed by twelve equal monthly instalments of $6,828.

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Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on a net smelter return of $10,000 per annum. During FY 2022, the Company paid $10,000 which will be deducted from any payments to be made under the net smelter return.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on a net smelter return of $8,000 per annum. During FY 2022, the Company paid $8,000 which will be deducted from any payments to be made under the net smelter return.

Related Party Transactions

Related party transactions are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was as related to the following:

	March 31, 2023	March 31, 2022
Management fees	802,074	498,974
Corporate and administration expenses	59,182	45,731
	861,256	544,705

As of March 31, 2022, ThreeD Capital Inc. beneficially owned 6,644,950 shares (December 31, 2022 - 8,662,347 shares) in both cases on a post-RTO and post-consolidation basis, constituting approximately 5.49% (December 31, 2022– 7.5%) of the issued and outstanding common shares of the Company.

Contingent Liabilities

There are no environmental liabilities associated with the Selebi Assets and the Selkirk Assets as at the acquisition dates as all liabilities prior to the acquisitions are the responsibility of the sellers, BCL and TNMC, respectively. The Company has an obligation for the rehabilitation costs arising subsequent to the acquisitions. As of March 31, 2022, management is not aware of or anticipating any contingent liabilities that could impact the financial position or performance of the Company related to its exploration and evaluation assets.

The Company’s exploration and evaluation assets are affected by the laws and environmental regulations that exist in the various jurisdictions in which the Company operates. It is not possible to estimate the future contingent liabilities and the impact on the Company’s operating results due to future changes in the Company’s development of its projects or future changes in such laws and environmental regulations.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at March 31, 2023.

Financial Instruments and Financial Risk Management

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk and currency risk. The carrying value of cash, trade payables and accrued liabilities approximate their fair value due to their short-term nature. The fair value of the A&R Promissory Note, vehicle financing and lease liability are equal to their carrying values as all these amounts carry a fix interest rate. The fair value of the deferred share units is the closing price of the Company’s common shares at the end of each reporting period. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

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Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

On March 31, 2023, the fair value of cash and the deferred share units are based on Level 1 measurements.

All amounts in this table are expressed in thousands of CDN dollars	Fair Value at March 31, 2023	Basis of Measurement	Associated Risks
Cash	5,314,247	FVTPL	Credit
Trade payables and accrued liabilities	4,229,671	Amortized cost	Liquidity
Lease liability	2,668,646	Amortized cost	Liquidity
Promissory note	6,940,294	Amortized cost	Liquidity
Vehicle financing	151,600	Amortized cost	Liquidity
Deferred share unit liability	455,292	FVTPL	Liquidity

The Company’s accounting policies regarding financial instrument classification, measurement, impairment and derecognition are described in the unaudited condensed interim consolidated financial statements (see Note 2).

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

Readers are encouraged to read and consider the risk factors which are more specifically described, inter alia, in: (a) this MD&A (see “Risk and Uncertainties”); (b) the Filing Statement (see “Risk Factors”); (c) the unaudited condensed interim consolidated financial statements (see Note 13 – Risk Management); and (d) the Annual Financial Statements (see Note 14 – Risk Management). Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in the forward-looking statements relating to the Company.

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Share Capital Information

As of the date of this MD&A, the fully-diluted share capital of the Company, including common shares issuable upon exercise of securities of the Company exercisable for common shares, is as follows:

Securities	Common shares
Common shares	120,958,527
Preferred shares (1)	13,131
Deferred shares	322,901
Warrants	1,510,399
Stock options	10,407,044
Fully diluted share capital	133,212,002

(1): The 118,186 outstanding preferred shares are convertible into common shares at a 9:1 ratio.

Disclosure Controls and Procedures

Management has established processes to provide management with sufficient knowledge to support representations that management has exercised reasonable diligence that: (a) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (b) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking information (within the meaning of the Canadian securities legislation) that involve risks and uncertainties. In this MD&A, forward-looking information includes, but is not limited to, statements with respect to the RTO, ongoing payments and covenants with respect to the Selebi acquisition and the Selkirk acquisition, the Company’s anticipated plans and work program at the Selebi Mine, establishment and estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future capital expenditures, success of exploration activities, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such risks and other factors that could cause actual results to differ materially from those anticipated in forward-looking information are described, inter alia, in (a) this MD&A (see “Risk and Uncertainties”), (b) the Filing Statement (see “Risk Factors”), (c) the unaudited condensed interim consolidated financial statements (see Note 12 – Risk Management), and (d) the Annual Financial Statements (see Note 13 – Risk Management). Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking information to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events, except as required by law.

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Historical Estimate

The historical SAMREC compliant resource (the “Historic SAMREC Resource”) that was calculated for the Selebi Mine in 2016 is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic SAMREC Resource could be indicative of the presence of mineralization on the Selebi deposit, a qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and the Company is not treating the historical mineral estimates as current mineral resource estimate.

Selebi Technical Report

The Scientific and technical information in this MD&A relating to the Selebi Mine is supported by the technical report titled “Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101”, dated June 16, 2022 (with an effective date of March 1, 2022) (the “Technical Report”), and prepared by SLR Consulting (Canada) Ltd. for the Company, in accordance with NI 43-101. Reference should be made to the full text of the Technical Report, including the assumptions, limitations and qualifications contained therein, as well as the data verification relating to the historic data compilation presented in this MD&A, and is available electronically on SEDAR (www.sedar.com) under Premium Nickel Resources’ issuer profile.

Selkirk Technical Report

The Scientific and technical information in this MD&A relating to the Selkirk Mine is supported by the technical report titled “NI 43-101 Technical Report - Selkirk Nickel Project - North East District, Republic of Botswana”, dated April 12, 2023 (the “Technical Report”), and prepared by G-Mining Services Ltd. for the Company, in accordance with NI 43-101. Reference should be made to the full text of the Technical Report, including the assumptions, limitations and qualifications contained therein, as well as the data verification relating to the historic data compilation presented in this MD&A, and is available electronically on SEDAR (www.sedar.com) under Premium Nickel Resources’ issuer profile.

Qualified Person and Technical Information

The scientific and technical information in this MD&A has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a “qualified person” for the purposes of NI 43-101.

The drilling was completed by Mitchell Drilling of Botswana utilizing a Sandvik UDR1500 and a Boart Longyear LF-160 diamond drill rig. Drill core samples (47.75mm NQ) are cut in half by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at the ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu, Co and S are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81). Ag analyses are completed using a four acid digestion with ICP-AES Finish (ME-ICP61).

Lengths of assays are reported as down hole intervals. True thickness can be calculated assuming a dip/dip direction of 43°/206°.

The scientific and technical information in this MD&A relating to the assets of the Company in Greenland and Canada has been prepared by or under the supervision of Peter C. Lightfoot, Ph.D., P. Geo., the Consulting Chief Geologist of the Company, who is a “qualified person” for the purposes of NI 43-101. Dr. Lightfoot has reviewed and approved the disclosure in this MD&A relating to the assets of the Company in Greenland and Canada.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated March 17, 2017 (with an effective date of March 17, 2017) prepared for the Company by SRK Consulting (US) Inc., which is available on SEDAR (www.sedar.com) under Premium Nickel Resources’ issuer profile.

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